Exhibit 99.1

AEGON and Right To Play announce global partnership

AEGON N.V. and the international humanitarian organization Right To Play announce a new global partnership to extend the organization’s mission to help children in deprived areas of Sudan, Uganda, Ghana and China. AEGON N.V. has donated EUR 1 million as part of a three year partnership that will extend through the 2010 Winter Olympic games in Vancouver, Canada.

Right To Play, founded by four-time Olympic Gold medalist and current CEO Johann Olav Koss, uses sport and play programs to improve health, develop life skills, and foster peace for children and communities in some of the most disadvantaged areas of the world. Currently, Right To Play has projects in over twenty countries in Africa, Asia and the Middle East. Its programs target the most vulnerable, including young girls, the disabled, children affected by HIV and AIDS, street children, former child combatants and refugees.

“AEGON is honored to join with Right To Play in improving the lives of children who are forced to endure some of the most desperate circumstances around the world,” said AEGON CEO Alexander Wynaendts. “We are committed to making a difference in the communities where we work and live, and also in places where we may not necessarily be active in business but where we can still help to create better futures through respected and effective organizations such as Right To Play.”

Right To Play was built in the 1990s on the power and values of sport, demonstrated by the engagement of Athlete Ambassadors from more than 40 countries who serve as positive role models and advocates for children. AEGON has long sponsored high-achieving athletes to support athletic excellence and reinforce the value it places on teamwork, communication, respect and trust. The relationship between AEGON and Right To Play dates back to 2004, when AEGON’s Dutch organization – AEGON The Netherlands – signed a three year partnership. Among the activities developed by AEGON The Netherlands to raise funds for and awareness about Right To Play is the annual AEGON Right To Play Run for its business partners, employees and their families. Proceeds of the event in 2007, totaling EUR 340,000, have been used to support Right To Play activities in regions affected by war, poverty and disease.

Johann Olav Koss stated: “The relationship that AEGON and Right To Play have built up over the last 4 years has proven itself as a golden combination. With the expansion of the partnership, we are now entering a new phase in which AEGON will support Right To Play in implementing sports and play projects and building capacity and programs as a basis for future growth of the organization. The long-term commitment of AEGON and the passionate involvement of its employees is a great example of a worldwide respected company taking its social responsibility by contributing to communities in the most disadvantaged areas in the world.”

In addition to supporting Right To Play, AEGON also funds international cancer research, and other education, social and civic organizations aimed at addressing quality of life issues and creating opportunity for people and communities in the Americas, Europe and Asia.

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About AEGON & Right To Play

AEGON

AEGON is one of the world’s largest life insurance and pension groups, and a strong provider of investment products. AEGON empowers local business units to identify and provide products and services that meet the evolving needs of customers, using distribution channels best suited to local markets. AEGON takes pride in balancing a local approach with the power of an expanding global operation.

With headquarters in The Hague, the Netherlands, AEGON companies employ approximately 30,000 people worldwide. AEGON’s businesses serve millions of customers in over twenty markets throughout the Americas, Europe, and Asia.

Respect, quality, transparency and trust constitute AEGON’s core values as the company continually strives to meet the expectations of customers, shareholders, employees and business partners. AEGON is driven to deliver new thinking with the ambition to be the best in the industry.

RIGHT TO PLAY

Right To Play is a non profit athlete-driven international humanitarian organization that uses specially-designed sport and play programs to improve health, build life skills, and foster peace for children and communities affected by war, poverty, disease. Right To Play has projects in more than twenty countries in Africa, Asia and the Middle East. Its key areas of focus are basic education and child development, health promotion and disease prevention, conflict prevention and peace education, and community development.

Group Corporate Communications & Investor Relations

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Phone: + 31 (0)70 – 344 8344	Phone: + 31 (0)70 – 344 8305 or + 1 877 548 9668 – toll free USA only
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Forward-looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity and other factors that may impact the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives; and

•	The impact our adoption of the International Financial Reporting Standards may have on our reported financial results and financial condition.

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